February 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.	Mr. Mark Cowan
Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II

    Columbia Variable Portfolio – Managed Volatility Moderate Growth Fund

        (formerly known as Columbia Variable Portfolio – Managed Volatility Fund)

Post-Effective Amendment No. 29
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 29 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies and principal risks for the above-referenced fund.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the Principal Investment Strategies, Principal Risks, Past Performance and Fund Management: Portfolio Managers sections of the prospectus, are identical or substantially similar to those found in prior filings by the Registrant.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer Senior Vice President and Chief Legal Officer Columbia Funds Variable Series Trust II